Results of the Annual General Meeting of Shareholders of
Woori Bank for Fiscal Year 2013

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 20, 2014 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2013

2)	Appointment of standing director of Woori Bank

3)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

4)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

5)	Approval of the aggregate remuneration limit for directors of Woori Bank

6)	Approval of amendments to the Articles of Incorporation

•	Agenda details

-Approval of financial statements of Woori Bank for fiscal year 2013
(units: in millions of KRW, unless indicated otherwise)

< Consolidated >

Total Assets	249,984,771	Revenue	18,391,736

Total Liabilities	231,634,440	Operating Income	464,431

Capital Stock	2,983,452	Net Income	466,274

Total Shareholder’s		Earnings Per Share
Equity	18,350,331	(in KRW)	539

< Separate >

Total Assets	243,686,166	Revenue	17,546,934

Total Liabilities	225,432,122	Operating Income	344,923

Capital Stock	2,983,452	Net Income	394,333

Total Shareholder’s		Earnings Per Share
Equity	18,254,044	(in KRW)	423

•	Approval of dividend for fiscal year 2013

(units: in KRW)

Dividend per common share	275

Dividend per class share	—

Total dividend amount	164,000,000,000

•	Appointment of standing directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Standing Audit Committee Member, Woori Bank
- Deputy Secretary General, The Board of Audit and Inspection of Korea
- Chief, Audit & Inspection Research Institute, The Board of Audit
		Until	and Inspection of Korea
Yong-Woo	Nov.17,	Dec. 30, 2014 /	- MA, Public Administration, Syracuse University
Kim	1956	Re-appointment	- BA, Economics, Yonsei University
Dong-Gun Lee	Jan. 1, 1958	Until Dec. 30, 2014 /New appointment
- Current) Executive Vice President, Credit Support Unit, Woori Bank
- Executive Vice President, Operation & Support Unit, Woori Bank
- Head, Channel Support Division, Woori Bank
- MA, Financial Engineering, Yonsei University
- BA, Business Administration, Yeungnam University

•	Appointment of outside directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
Kang-Shik Choi	Aug. 2, 1960	1 year /New Appointment
- Current) Professor, School of Economics, Yonsei University
Dean, University College, Yonsei University
- Director, The Korean Economic Association
- Research Fellow & Director, Korea Labor Institute
- Ph.D. in Economics, Yale University
- MA, Economics, Yonsei University
- BA, Economics, Yonsei University

Sang-Keun Oh	Apr. 27, 1956	1 year /New Appointment
- Current) Professor, Economics, Dong-A University
- Dean, Department of Economics, Dong-A University
- Director, The Korean Economic Association
- Ph.D. in Economics, University of Wisconsin-Madison
- MA, Economics, Seoul National University
- BA, Economics, SungKyunKwan University

•	Total number of directors following the appointments: 7

•	Total number of outside directors following the appointments: 4

•	Appointment for Audit Committee members

Name	Term / Appointment
Yong-Woo Kim	Until Dec. 30, 2014 / New appointment

Kang-Shik Choi	1 year / New appointment

•	Total number of Audit Committee members, who are non-standing directors: 3

•	Total number of Audit Committee members, who are not outside directors: 1